Exhibit 12.1

EOP Operating Limited Partnership
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the
	nine months
	ended September 30,	For the years ended
	2004	2003	2002	2001	2000	1999
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sale of real estate	$51,207	$431,749	$635,129	$486,064	$422,925	$388,538

Plus Fixed Charges:
Interest expense	622,025	819,730	809,033	727,253	521,746	409,965
Capitalized interest	4,429	10,089	20,467	23,538	14,277	18,030
Loan amortization cost	7,099	6,976	4,964	15,170	11,344	14,596

Fixed charges	633,553	836,795	834,464	765,961	547,367	442,591
Plus amortization of capitalized interest	1,880	2,043	1,636	1,226	1,026	522
Plus distributed income of investments in unconsolidated joint ventures	53,695	87,624	149,224	82,409	63,942	14,389
Less capitalized interest	(4,429)	(10,089)	(20,467)	(23,538)	(14,277)	(18,030)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(1,483)	(2,193)	(2,345)	(2,333)	(811)	(53)

Total	49,663	77,385	128,048	57,764	49,880	(3,172)

Earnings	$734,423	$1,345,929	$1,597,641	$1,309,789	$1,020,172	$827,957

Fixed charges	$633,553	$836,795	$834,464	$765,961	$547,367	$442,591

Earnings to fixed charges	1.2	1.6	1.9	1.7	1.9	1.9